Exhibit 99.1

JOINT PRESS RELEASE

SALE-AND-PURCHASE AGREEMENT SIGNED RELATING TO 55% OF BIVERBANCA AND MONTEPASCHI DEPOSITARY BANK ACTIVITIES

Torino, Milano, Siena, 4th June 2007 – Today, Intesa Sanpaolo (ISP) and Banca Monte dei Paschi di Siena (MPS) have signed a sale-and-purchase agreement relating to the 55% stake currently owned by ISP in Biverbanca for a consideration of 398.7 million euro, with a capital gain of approximately 270 million euro in ISP’s consolidated income statement.

ISP and MPS have also signed an agreement relating to the acquisition on the part of ISP of a company which will carry out MPS’s depositary bank services, at the price of 196.2 million euro. The agreement includes supplying depositary bank services for the Banca Monte dei Paschi di Siena Group’s Undertakings for Collective Investments in Transferable Securities (UCITS) for a ten-year period at current economic conditions with a service quality in keeping with best market standards.

Moreover, the agreement includes MPS’s commitment to negotiate, on an exclusivity basis for a six- month period, the acquisition on the part of ISP of MPS’s custody activities.

The finalisation of the transaction is conditional upon the necessary authorisations.

With this transaction, MPS will significantly increase its presence in northern Italy tripling its branch market share in Piedmont (from 1.8% to 5.5%) in the framework of its tested strategy aiming at valorising local brands. ISP, in turn, will strengthen its securities services activities in line with ISP’s 2007-2009 Business Plan strategic targets and in compliance with the decision of the Italian Competition Authority with respect to the Intesa Sanpaolo merger.

Biverbanca has a network of 105 branches concentrated in the Biella and Vercelli provinces. As at 31st December 2006, Biverbanca had total assets of 3,744 million euro, loans to customers of 2,323 million, direct customer deposits of 2,440 million, indirect customer deposits of 3,102 million and shareholders’ equity of 220 million. In 2006, Biverbanca posted a net income of 33 million euro and ROE amounted to 17%.

As at 31st December 2006, MPS’s depositary bank activities were worth 27.1 billion euro. Its estimated pro forma net income equals approximately 17 million euro.

Intesa Sanpaolo was assisted by Banca Leonardo as financial advisor and by the legal firm Benessia Maccagno for legal matters. Banca Monte dei Paschi di Siena was assisted by Goldman Sachs International as financial advisor and its own legal department.

Intesa Sanpaolo
Investor Relations(Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com

Banca Monte dei Paschi di Siena
Media Relations	Investor Relations
David Rossi	Alessandro Santoni
Tel. 0577.299927	Tel: 0577.296477
Cell. 335.8033179	Cell.335.8749798
ufficio.stampa@banca.mps.it	investor.relations@banca.mps.it

www.mps.it